UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Black Unicorn Factory

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> California
>
> ***Date of organization***
> July 12, 2020

Physical address of issuer
5777 West Century Blvd, Suite 1110-106, Los Angeles, CA 90045

Website of issuer
https://blackunicornfactory.com/

Name of intermediary through which the Offering will be conducted
Seed at the Table.

CIK number of intermediary
0001669191

SEC file number of intermediary

007-00035

CRD number, if applicable, of intermediary
006650644

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Boston Private Bank and Trust Company
Type of security offered
Common Stock

Target number of Securities to be offered
334

Price (or method for determining price)
$15.00

Target offering amount
$5,010.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
December 1, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$420,232,412.00	$645,448,683.00
Cash & Cash Equivalents	$1,000,091.00	$243,121.00
Accounts Receivable	$219,915.00	$188,664.00
Short-term Debt	$0.00	$86,371.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$100,655.00	$243,330.00
Cost of Goods Sold	-$230,555.00	-$218,126.00
Taxes Paid	$0.00	-$2,400.00
Net Income	$870,191	$22,804.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 10, 2024

FORM C

Up to $5,000,000.00

Black Unicorn Factory



Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Black Unicorn Factory, a California Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $5,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $15.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Seed at the Table. (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount raised related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$15.00	$0	$15.00
Aggregate Minimum Offering Amount	$5,000.00	$250.00	$4,750.00
Aggregate Maximum Offering Amount	$5,000,000.00	$250,000.00	$4,750,000.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   Seed at the Table. will receive 5% of the amount raised in connection with the Offering.

The date of this Form C is June 10, 2024.
The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:
1. The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

RISK FACTORS AND DISCLAIMERS

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE

SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED. PRIOR TO THE CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED

GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BOSTON PRIVATE BANK AND TRUST COMPANY, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://blackunicornfactory.com

The Company must continue to comply with the ongoing reporting requirements until:

1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2. The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3. The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4. The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Black Unicorn Factory (the "Company") is a California Corporation, formed on July 12, 2020.

The Company is located at 5777 West Century Blvd, Suite 1110-106, Los Angeles, CA 90045.

The Company's website is https://blackunicornfactory.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

At Black Unicorn Factory, we harness the power of crowdsourcing to propel the growth of startups. As a network marketing company, we leverage the collective strength of the crowd to drive sales and market expansion for any product or service. Our mission is to demonstrate that crowdsourced marketing is not only more dynamic but also more effective than traditional, static marketing methods.

With three years of experience in crowdsourcing, we have refined our approach to support startups and emerging companies in the technology sector. Our expertise lies in affordable, go-to-market strategies that prepare businesses for successful market entry. We offer comprehensive guidance and essential tools tailored to the unique needs of early-stage technology companies, ensuring they have the resources necessary to succeed.

Our services include:
- **Strategic Planning**: We help you chart a clear path to market entry and growth.
- **Startup Funding**: We assist in securing the necessary capital to fuel your business.
- **Product Positioning**: We ensure your product stands out in the competitive landscape.
- **Integrated Communication Programs**: We craft and implement cohesive marketing strategies that resonate with your target audience.

Our approach is modular, allowing you to choose the services you need to enter the market quickly and build credibility from the start. Our fixed-price modules make budgeting straightforward and transparent.

At Black Unicorn Factory, we believe in the transformative power of crowdsourced marketing. Our resource-friendly, proven methods lead to business success when implemented in the right sequence and at the right time. Join us, and let's take your early-stage business to new heights.

The Offering

Minimum amount of Common Stock being offered	334
Total Common Stock outstanding after Offering (if minimum amount reached)	1,000,334
Maximum amount of Common Stock	333,334
Total Common Stock outstanding after Offering (if maximum amount reached)	1,333,334
Purchase price per Security	$15.00
Minimum investment amount per investor	$15.00
Offering deadline	December 1, 2024
Use of proceeds	See the description of the use of proceeds on page 16 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 23 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

Early-Stage Company and Limited Operating History
We are an early-stage company with a limited operating history. As such, we are subject to all the risks inherent in a new business, including the risk that we may not achieve our business objectives, operate profitably, or manage our growth effectively.

Network Marketing Model Risks
Our business model relies on the success of network marketing. This model involves a large number of independent representatives who are compensated based on their sales and the sales of their recruits. If we are unable to attract and retain effective representatives, our growth and profitability could be adversely affected.

Dependence on Key Personnel
Our success depends on the skills, experience, and efforts of our key personnel. The loss of any key personnel, or our inability to attract and retain additional qualified personnel, could have a material adverse effect on our business and results of operations.

Regulatory Risks
Our business is subject to various federal, state, and local laws and regulations, particularly those related to network marketing and direct selling. Changes in these laws and regulations or any failure to comply with them could result in fines, penalties, or other regulatory actions, which could adversely affect our business and financial condition.

Competition
The network marketing industry is highly competitive, with numerous companies offering

similar products and services. We face competition from both established companies and new entrants. If we are unable to compete effectively, our business, financial condition, and results of operations could be materially and adversely affected.

Economic Conditions
Our business may be adversely affected by unfavorable economic conditions, such as a recession or a downturn in consumer spending. Reduced consumer spending could negatively impact the sales of our products and the recruitment of new representatives.

Reliance on Technology
Our business operations depend on the effectiveness of our technology systems. Any significant disruption or failure of these systems, including security breaches or cyberattacks, could adversely affect our business and reputation.

Intellectual Property Risks
Protecting our intellectual property is crucial to our success. If we fail to adequately protect our intellectual property, or if we are involved in any intellectual property disputes, it could negatively impact our business and competitive position.

Uncertainty of Future Financial Results
Our financial projections are based on assumptions that may not materialize. Actual results may vary significantly from our projections due to unforeseen circumstances, changes in market conditions, or other factors.

Legal and Litigation Risks
We may be involved in legal proceedings from time to time. Any adverse outcomes in such proceedings could result in significant costs, financial losses, and reputational damage.

Risks Related to the Securities

The Common Stock will not be freely tradable until one year from the initial purchase date. Although the Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Common Stock. Because the Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Common Stock may also adversely affect the price that you might be able to obtain for the Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of stock will be subject to dilution.
Owners of Common Stock do not have preemptive rights. If the Company conducts subsequent Offerings of Common Stock or securities convertible into Common Stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Common Stock.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

You should be aware of the long-term nature of this investment.
There is not now, and may never be, a public market for the Securities. Because the Securities are being sold under exemptions to registration, and therefore have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities may have certain transfer restrictions. Our bylaws also place additional transfer restrictions on the Shares. It is not currently contemplated that registration under the Securities Act or other securities laws will occur for the Securities. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a sale in the future. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. You must assess the adequacy of disclosure and the fairness of the terms of this Offering on your own or in conjunction with your personal advisors. You should be aware of the long-term nature of your investment in the Company.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Material changes to the Offering will cancel pending investments unless you reconfirm your commitment.

Material changes to an offering include but are not limited to: a change in minimum offering amount, change in the security price (except as otherwise described in this Form C with respect to participation in tranches with at discounted prices), change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed Investors will be given five (5) business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be cancelled and the funds will be returned.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

At Black Unicorn Factory, we harness the power of crowdsourcing to propel the growth of startups. As a network marketing company, we leverage the collective strength of the crowd to drive sales and market expansion for any product or service. Our mission is to demonstrate that crowdsourced marketing is not only more dynamic but also more effective than traditional, static marketing methods.

With three years of experience in crowdsourcing, we have refined our approach to support startups and emerging companies in the technology sector. Our expertise lies in affordable, go-to-market strategies that prepare businesses for successful market entry. We offer comprehensive guidance and essential tools tailored to the unique needs of early-stage technology companies, ensuring they have the resources necessary to succeed.

As of July 3, 2024 , Black Unicorn Factory has successfully onboarded 13,100 shareholders. This milestone reflects our robust growth and the widespread acceptance of our innovative crowdsourcing platform. Our funding strategy has been equally dynamic, with $645 million raised across two significant funding rounds. The first funding round raised $225 million through a barter exchange of barter dollars for stock under IRS rule 1032. The second round raised $420 million, also utilizing a 1032 exchange stock swap.

Our services include:

- **Strategic Planning**: We help you chart a clear path to market entry and growth.

- **Startup Funding**: We assist in securing the necessary capital to fuel your business.

- **Product Positioning**: We ensure your product stands out in the competitive landscape.

- **Integrated Communication Programs**: We craft and implement cohesive marketing strategies that resonate with your target audience.

Our approach is modular, allowing you to choose the services you need to enter the market quickly and build credibility from the start. Our fixed-price modules make budgeting straightforward and transparent.

At Black Unicorn Factory, we believe in the transformative power of crowdsourced marketing. Our resource-friendly, proven methods lead to business success when implemented in the right sequence and at the right time. Join us, and let's take your early-stage business to new heights.

This revised description focuses on your core strengths and services, removing any mention of helping companies go to the stock market. If you need further adjustments or additional details, feel free to let me know!

Business Plan

Attached to the Form C as Exhibit B.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Crowd Casting Network App	Simple, easy and affordable app in the Apple or Android app store.	Anyone that has the internet and is interested in being an investor.

Our target market consists of accredited and non-accredited investors who are looking to make sound investments in up-and-coming businesses. The Black Unicorn Factory has developed a mobile application that provides a straightforward and effective way for investors to invest in this promising opportunity. This free mobile app, available on the app store, allows users to invest who seek a return on their investment. Competition

The Company's primary competitors are:
- Penji
- uTest
- Guuru
- Squad help
- Ponoko
- Yoobic

- Supply Chain

Customer Base

We target both new and established businesses that offer products and services and are looking for a cost-effective way to boost sales. Our affiliate marketing approach is ideal because there are no upfront costs; businesses only pay when a sale is made. Unlike traditional marketing strategies that rely on broad, indiscriminate advertising, our model ensures we only make money when our clients do. With over 400,000 new businesses started each year in the USA, and 90% utilizing online marketing, we aim to provide robust affiliate marketing solutions online.

Intellectual Property

The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 5777 West Century Blvd, Suite 1110-106, Los Angeles, CA 90045

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed business plan of the Company. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$250	5.00%	$250,000
Estimated Attorney Fees	10.00%	$500	6.00%	$300,000
General Marketing	35.00%	$1,750	25.00%	$1,250,000
Research and Development	20.00%	$1,000	24.00%	$1,200,000
Operation Expenses	20.00%	$1,000	14.00%	$700,000
Miscellaneous Expenses	10.00%	$500	0.00%	$0
Expansion of Sales Network	0.00%	$0	20.00%	$1,000,000
Reserve Funds for Future Growth and Contingencies	0.00%	$0	6.00%	$300,000
Total	**100.00%**	**$5,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have the discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds based on the Company's needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John Stewart

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Member of the Board, inception-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

With over three decades of entrepreneurial experience, Mr. Stewart has been actively involved in various startup ventures across different regions worldwide, including Asia, the Middle East, Europe, and the U.S. His diverse background spans industries such as communications, construction, entertainment, and engagements in capital markets, financing, private equity, venture capital, and real estate. Throughout his career, Mr. Stewart has held key roles in numerous startups, contributing to strategic corporate and technology acquisitions, as well as spearheading the development of innovative technologies. He is deeply committed to social justice initiatives, particularly advocating for people of color.

Mr. Stewart dedicates approximately 90% of his time to our business and affairs on a voluntary basis. As our Chief Executive Officer and Chairman of the Board of Directors, Mr. Stewart wields significant influence over our company's management and decision-making processes. However, given that we are not a controlled company, Mr. Stewart's influence is subject to the oversight and governance structures established within our organization.

Mr. Stewart is renowned for his expertise in accelerating business growth. He is widely recognized as one of the nation's best at making companies valuable and profitable. He has developed and created innovative methods to scale businesses quickly and with minimal capital. Some people regard him as one of the best "Growth Hackers" in the nation.

In addition to his role at Black Unicorn Factory, Mr. Stewart is an investor, serial entrepreneur, author, innovator, activist, philanthropist, mentor, and gospel preacher.

Principal Occupation and Employment Responsibilities

Mr. Stewart has been with Black Unicorn Factory (BUF) for the last three years, during which he has been instrumental in driving the company's growth and strategic initiatives. His responsibilities include overseeing company operations, developing growth strategies, managing corporate and technology acquisitions, and leading the company towards achieving its business objectives.

Use of Outside Contractors

Black Unicorn Factory utilizes outside contractors as interim officers on an as-needed basis. These contractors are not employed on a long-term basis and are only engaged intermittently to fulfill specific roles. This approach has proven to be a cost-effective strategy, allowing us to leverage the expertise of various professionals without incurring the high costs associated with full-time employees. As a result, Mr. Stewart is currently the only full-time employee and board member of the company.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Member of the Board, inception-present

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

- **Type of security:** Common Stock

- **Amount outstanding:** 64,913,961 (or update with the new number if you decide to increase shares)

- **Voting Rights:** Yes

- **Anti-Dilution Rights:** No

- **How this Security may limit, dilute or qualify the Common Stock issued pursuant to Regulation CF:** The Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Company issues or sells new shares of Common Stock.

- **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities):** 100%

- **Other Material Terms or information:** As of [current date], the Company has completed two funding rounds totaling $645 million. In the first round, $225 million was raised through a barter exchange of barter dollars for stock under IRS rule 1032. The second round raised $420 million, also utilizing a 1032 exchange stock swap. These funding rounds have been pivotal in supporting our growth and expanding our shareholder base to 13,100 investors.

Financial Information Section

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $973,709,415. This is based on valuation conducted by a Certified Charter Account with years of experience in business valuations.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach it. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

The Company has conducted two funding rounds, resulting in $420 million in equity obtained in other companies. Based on these investments and our other assets, the total asset value of the Company is estimated to be $6.1 billion.

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,000,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Common Stock issued pursuant to Regulation CF	The Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Company issues or sells new shares of Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%
Other Material Terms or information.	N/A

Other as described above, there are no differences between the Securities issued pursuant to Regulation CF and each other class of security of the Company.

The Company has the following debt outstanding: $0.00

Prior Offerings

The Company has not conducted any prior Securities offerings in the past three years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $15,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Following these funding rounds and the current offering, Black Unicorn Factory now boasts 13,100 shareholders. The substantial investments from these rounds have fortified our financial position, enabling us to pursue further expansion and innovation.

Ownership

Black Unicorn Factory is owned by Johnny Stewart who owns 100% share of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
John Stewart	11.4%

Following the Offering, the Purchasers will own approximately 0.00051% of the Company if the Minimum Amount is raised and approximately 0.511% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Financial Milestones:

Initial Funding and Launch (2020): Successfully secured initial seed funding and launched operations.
Market Entry (2021): Entered the market and began building a network of independent representatives.
Growth and Expansion (2022-2023): Achieved significant growth in network size and revenue. Received awards for volunteer work and community service.
Current Status (2024): Preparing for a new round of funding to further expand operations and enhance product offerings.
Operational Challenges:

Network Retention: Ensuring the retention and productivity of independent representatives.
Scalability: Scaling operations to meet increasing demand while maintaining quality and efficiency.

Market Competition: Competing with other established network marketing companies.

Liquidity Challenges:

Cash Flow Management: Managing cash flow to meet operational expenses and invest in growth initiatives.

Funding: Securing sufficient funding to support ongoing operations and planned expansions.
Steps to Achieve/Improve Profitability
Increase Marketing Efforts: Invest in targeted marketing campaigns to recruit new representatives and customers.

Enhance Product Line: Develop and launch new products to diversify offerings and increase sales.
Training and Support: Provide comprehensive training and support to representatives to enhance their sales performance and retention.

Operational Efficiency: Implement cost-saving measures and improve operational efficiency to reduce expenses.

Expand Sales Network: Grow the sales network by entering new geographical markets and segments.

If Profitability is Not Achieved
Business Objectives: Focus on expanding the customer base, enhancing brand recognition, and building a robust sales network.

Steps to Achieve Objectives:

Strengthen Infrastructure: Invest in technology and infrastructure to support growth.

Strategic Partnerships: Form partnerships with complementary businesses to expand market reach.

Continuous Improvement: Regularly assess and improve business processes to adapt to market conditions.

Liquidity and Capital Resources

Effect on Operations:

Expansion: The proceeds will enable us to expand our operations, including increasing our marketing efforts, developing new products, and entering new markets.
Recruitment and Training: Funds will be allocated to recruit and train more independent representatives, enhancing our sales force and overall market presence.
Product Development: Investment in research and development to create new and innovative products, thereby diversifying our offerings and attracting a broader customer base.
Effect on Liquidity:

Enhanced Cash Flow: The proceeds will improve our cash flow, allowing us to meet operational expenses and invest in growth initiatives without liquidity constraints.
Financial Stability: Increased funds will provide a buffer to manage unforeseen expenses and economic downturns, ensuring the financial stability of the company.
Growth Investments: Adequate liquidity will allow us to make strategic investments in technology, infrastructure, and other areas critical to scaling the business.

Additional Sources of Capital:
The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.
Financial Milestones: Initial Funding and Launch (2020): Successfully secured initial seed funding and launched operations. Market Entry (2021): Entered the market and began building a network of independent representatives. Growth and Expansion (2022-2023): Achieved significant growth in network size and revenue. Received awards for volunteer work and community service. Current Status (2024): Preparing for a new round of funding to further expand operations and enhance product offerings. Operational Challenges: Network Retention: Ensuring the retention and productivity of independent representatives. Scalability: Scaling operations to meet increasing demand while maintaining quality and efficiency. Market Competition: Competing with other established network marketing companies. Liquidity Challenges: Cash Flow Management: Managing cash flow to meet operational expenses and invest in growth initiatives. Funding: Securing sufficient funding to support ongoing operations and planned expansions.

Steps to Achieve/Improve Profitability: Increase Marketing Efforts: Invest in targeted marketing campaigns to recruit new representatives and customers. Enhance Product Line: Develop and launch new products to diversify offerings and increase sales. Training and Support: Provide comprehensive training and support to representatives to enhance their sales performance and retention. Operational Efficiency: Implement cost-saving measures and improve operational efficiency to reduce expenses. Expand Sales Network: Grow the sales network by entering new geographical markets and segments. If Profitability is Not Achieved: Business Objectives: Focus on expanding the customer base, enhancing brand recognition, and building a robust sales network. Steps to Achieve Objectives: Strengthen Infrastructure: Invest in technology and infrastructure to support growth. Strategic Partnerships: Form partnerships with complementary businesses to expand market reach. Continuous Improvement: Regularly assess and improve business processes to adapt to market conditions.

Liquidity and Capital Resources

Effect on Operations: Expansion: The proceeds will enable us to expand our operations, including increasing our marketing efforts, developing new products, and entering new markets. Recruitment and Training: Funds will be allocated to recruit and train more independent representatives, enhancing our sales force and overall market presence. Product Development: Investment in research and development to create new and innovative products, thereby diversifying our offerings and attracting a broader customer base. Effect on Liquidity: Enhanced Cash Flow: The proceeds will improve our cash flow, allowing us to meet operational expenses and invest in growth initiatives without liquidity constraints. Financial Stability: Increased funds will provide a buffer to manage unforeseen expenses and economic downturns, ensuring the financial stability of the company. Growth Investments: Adequate liquidity will allow us to make strategic investments in technology, infrastructure, and other areas critical to scaling the business.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 333,334 shares of Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $5,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 1, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount"), and the additional Securities will be allocated on a First-come, first-served basis.

Round Lot and Minimum Investment

A round lot is defined as 100 shares. Given the price of $15 per share, the minimum investment for a round lot is $1,500. Investors are encouraged to purchase in multiples of 100 shares to meet the round lot criteria, although the minimum investment amount per investor remains $15.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Company until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price per security was determined based on a combination of factors including the Company's pre-money valuation of $15,000,000, the current financial health of the company, market conditions, and comparable valuations of similar companies in the network marketing industry. The price per share is set at $15.00 to reflect the Company's growth potential and market position.

The minimum amount that a Purchaser may invest in the Offering is $15.00.

The Offering is being made through Seed at the Table., the Intermediary. The following fields set forth the compensation being paid in connection with the Offering:

SEED AT THE TABLE
SEC File No.: 7-230
Website URL(s): http://www.seedatthetable.com/
2601 Victoria St., Suite 208 Elisa
Rancho Dominguez, CA 90220

Commission/Fees
5.0% of the amount raised.

Stock, Warrants, and Other Compensation
None.

Transfer Agent and Registrar
The transfer agent and registrar for Securities is Colonial Transfer.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0 per share, of which 64,913,961 common shares will be issued and outstanding.

Voting and Other Rights

Holders of basic Common Stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not likely have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of Common Stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock. The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our Common Stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution, or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid, and non-assessable.

Voting and Control

The Securities have the following voting rights: Yes.

The Company does not have any voting agreements in place.

The Company does have shareholder agreements in place. A description of such agreement follows: they can trade only back to the issuer or another accredited investor. Investors will be required to execute and become a party to the Company's shareholder agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC, or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company has the right to repurchase the Common Stock. The Common Stock does not have a stated return or liquidation preference.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John Stewart
(Signature)

John Stewart
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/John Stewart
(Signature)

John Stewart
(Name)

CEO
(Title)

6/10/24
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Business Plan
Exhibit C   Subscription Agreement
Exhibit D   Shareholders Agreement

EXHIBIT A

Financial Statements